REENTAL HOLDINGS INC.
Condensed Consolidated Statements of Operations and Comprehensive Inco
For the period from Jan 1st to December 31 2025 in USD

(Unaudited)

	USD Jan 1 2025 - Dec 31, 2025
Sales	
Cost of sales	
Gross profit (loss)	$ -
Utility token Income	2.347.722
Service Income	1.648.461
Rental Income	1.044.708
Interest Income	-
	5.040.891
Operating expenses:	
Depreciation and amortization	65.655
Research and development expenses	705.717
General and administrative expenses	3.113.556
Sales and Marketing	517.995
Total costs and operating expenses	4.402.923
Income (loss) from operations	637.968
Interest (expense)	(799.313)
Other Income	
Income before income tax benefit	(161.345)
Net income (loss)	**$ (161.345)**
Other comprehensive income	
Foreign currency translation (loss) /gain	(119.548)
Unrealized gain and losses	
Other comprehensive (loss) / income	(119.548)
Comprehensive Income	**$ (280.893)**